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Dial: 212.335.0466
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August 14, 2024

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Mail Stop 3561
Washington, D.C. 20549
Attn: Stephany Yang and Andrew Blume

Re:	SuperCom Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2023
Filed April 22, 2024
File No. 001-33668

Dear Ms. Yang and Mr. Blume:

This firm is outside corporate and securities counsel to SuperCom Ltd. (the “Company”). We are submitting this letter on behalf of the Company in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) issued to the Company in the Staff’s letter, dated June 17, 2024 (the “Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-33668) filed with the Commission on April 22, 2024 (the “Form 20-F”).

The numbered paragraphs below correspond to the numbered comments in the Letter and for convenience the Staff’s comments are included and presented in bold italics directly above the Company’s response. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Form 20-F accordingly and concurrently herewith is filing Amendment No. 1 to the Form 20-F (the “Amendment No. 1”). The Company is filing the Amendment No. 1 within the allotted time period per informal discussions with the Staff.

{continued on following page}

Form 20-F for the Fiscal Year Ended December 31, 2023

Item 18. Financial Statements, page 71

1.
We note you present only two years of audited financial statements. Please amend your filing to include financial statements for the year ended December 31, 2021 audited by a firm currently registered with the Public Company Accounting Oversight Board (“PCAOB”). Since the PCAOB revoked the registration of Halperin Ilanit CPA on March 19, 2024, you must retain a firm that is currently registered with the PCAOB to re-audit the required fiscal year 2021 financial statements. Refer to Item 8.A.2 of Form 20-F and the related Instructions.

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly to include the required Company financial statements for the year ended December 31, 2021 audited by Yarel + Partners, the Company’s current independent registered public accounting firm, which firm is currently registered with the Public Company Accounting Oversight Board.

Exhibits 13.1 and 13.2 Certifications, page X-13

2.
We note the certifications of your Chief Executive and Financial Officers reference the Form 20-F for the period ended December 31, 2022. Please revise future filings to refer to the appropriate periodic report.

The Company respectfully acknowledges the Staff’s comment and will revise the Company’s future filings to refer to the appropriate periodic report. The Company has included in the Amendment No. 1 updated certifications of its Chief Executive and Financial Officers.

* * *

Should members of the Staff have any questions or comments, or require any additional information regarding any of the responses or the Amendment No. 1, please contact the undersigned at 212-335-0466 or sablovatskiy@foleyshechter.com or Jonathan Shechter, Esq. at 212-335-0465 or js@foleyshechter.com.

Sincerely,

FOLEY SHECHTER ABLOVATSKIY LLP

/s/ Sasha Ablovatskiy
Sasha Ablovatskiy, Esq.
For the Firm

Cc:	United States Securities and Exchange Commission

SuperCom Ltd.
Ordan Trabelsi, President & Chief Executive Officer Arie Trabelsi, Acting Chief Financial Officer & Chairman